HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

February 11, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Robert Shapiro
Adam Phippen
Ryan Lichtenfels
Mara Ransom

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1/A (Amendment No. 1)
Filed December 27, 2021
File No. 333-261403

Ladies and Gentlemen:

The Company is in receipt of the staff’s comment letter dated January 14, 2022 on the above-referenced filing. The Company has filed Form S-1/A (Amendment No. 2) (“Amendment No. 2”) which, together with the responses set forth below in this letter, address the issues which were the subject of the staff’s comments.

1.	We note your response to comment 3. You do not appear to provide sufficient information on your intended future role in the minting and publication of NFTs and simply state that the mining service “is not currently available to customers.” Please provide further elaboration on what you plan to do in this regard going forward.

Response:

Minting and publication of NFTs is currently available on the NFT Marketplace, so in Amendment No. 2 we deleted the above referenced paragraph and replaced it with the following paragraph that provides more detail regarding the services the Marketplace provides:

U.S. Securities and Exchange Commission

February 11, 2022

The NFT marketplace allows creators to mint NFTs using their own intellectual property and list those NFTs for sale (primary sales) on the marketplace. The NFT marketplace also allows for NFTs to be resold (secondary sales) on the platform, but currently only NFTs that were originally minted on the Company’s NFT Marketplace or are otherwise approved by the Company may be listed for secondary sales on the Marketplace. The Company does not otherwise support or influence the market for the resale of NFTs sold on its platform. Other than requiring creators to attest that they own the IP used to create their NFTs and monitoring for obvious copyright violations, the Company does not enforce any rights related to the primary or secondary sales of NFTs. Payment transactions for the purchase and sale of NFTs are made through the use of smart contracts on the Ethereum blockchain. The Company does not handle separate, off-chain payments for NFTs. Tracking and payment of resale royalty fees are accomplished automatically through the use of smart contracts. The Company is not responsible for distributing or managing resale royalty fees.

2.	We note your response to comment 3, in particular the statement that “Our marketplace does not allow NFTs that represent a fractionalized interest in an asset, an interest in future income streams or other similar features that could be considered an investment contract.” However, according to information available on your website NFT creators have the option to set a royalty fee for ongoing payments with each subsequent sale of the NFT. Please revise your analysis to address these ongoing royalty payments, as it appears that creators have an ongoing interest in the value of the NFTs, similar to the holders of the NFTs. In addition, please describe in greater detail the services the marketplace provides, both in the creation of the NFTs and following creation. For example, what role does the marketplace have in enforcing rights, ensuring payments are made, tracking and paying creator royalties, and supporting the secondary Marketplace?

Response:

The paragraph provided in response to Comment 1, above, provides the additional details related to the NFT Marketplace requested in Comment 2, including the specific items in the last sentence of Comment 2. In addition, the Company has provided additional details related to the NFT Marketplace below.

The option to allow the owner of an NFT sold on the NFT Marketplace to set a royalty fee for the possible resale of the NFT does not alter the Company’s view that such a sale on the NFT Marketplace does not involve the sale of securities. Although creators can receive resale fees from future sales of their own NFTs, the same ability is not available to the purchasers of the NFT. The statement above with respect to fractionalized interests applies to purchasers of NFTs. No purchaser can buy an NFT on our platform that represents an interest in fractionalized asset or future royalty. We believe that the term royalty could be confusing so we’ve updated the language on our website to replace the term “royalty” with “creator earnings” or “resale fee.”

U.S. Securities and Exchange Commission

February 11, 2022

In support of this view, the Company has analyzed key criteria of the U.S. Supreme Court’s Howey test1, subsequent case law and the SEC’s Framework for “Investment Contract” Analysis of Digital Assets2“ as discussed below. In particular, the Company examined whether a purchaser of an NFT has a reasonable expectation of profits (or other financial returns) derived from the efforts of others in light of the existence of a royalty payment and other circumstances discussed below.

Before discussing the Company’s analysis below, the following is a summary of certain services provided by the Company and features of the NFT Marketplace in response to the SEC’s request for additional detail regarding how the Marketplace works:

●	The Company’s NFT Marketplace allows creators to mint NFTs using their own IP and design work and then to sell those NFTs on the NFT Marketplace;

●	The Company also helps athletes, musicians and entertainers design and mint their own NFTs and then sell those NFTs on the NFT Marketplace;

●	The Company requires all creators to attest that they have the exclusive right to any works that are minted as NFTs and screens for obvious potential violations of copyright infringement;

●	The NFT Marketplace uses a blockchain integrated financial payment system to facilitate payments for NFTs sold on the NFT Marketplace;

●	The NFT Marketplace allows primary and secondary sales of NFTs; however, currently only NFTs minted through the Marketplace can be resold in a secondary sale on the Marketplace unless otherwise approved by the Company;

●	The NFT Marketplace allows only creators to add a resale fee for each secondary sale into the smart contract underlying the NFT;

●	The NFTs purchased and sold are created and owned by individual participants in the NFT Marketplace;

●	Each NFT will be connected to a unique piece of digital art or collectible asset;

●	Each creator is ultimately responsible for setting the prices of his or her own NFTs;

●	Other than general promotion of the Marketplace and the NFTs listed thereon, the Company does nothing to support the value of the NFTs prior to listing and sale;

●	After the sale of NFTs, the Company does nothing to support the resale value of the NFTs; and

●	Purchasers are free to resell their NFTs purchased on our Marketplace or on other platforms.

1 SEC v. W.J. Howey Co., 328 U.S. 293 (1946) ("Howey").

2 https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

U.S. Securities and Exchange Commission

February 11, 2022

Analysis

Does a Purchaser of an NFT have a Reasonable Expectation of Profits?

In assessing whether a purchaser of an NFT has a reasonable expectation of profits in connection with such purchase, we looked at how the Company characterizes the NFT in its marketing and promotional materials. The Company promotes the NFT Marketplace as a means for creators to sell their digital art and collectibles and collectors to buy it. The Company does not make any representations in advertising or promotional materials as to potential appreciation or whether a market will develop for the sale or resale of an NFT. The Company does, however, engage in general Marketplace awareness campaigns that let customers know that certain NFTs are available on the Marketplace. The marketing campaigns do not focus on whether the NFTs will appreciate in value, describe it as an investment opportunity, nor do they speak to the Company or the creator’s efforts that have been (or will be) undertaken to support the demand for the NFT.

In addition, the Company looked at who the target buyer is for the NFTs listed on its Marketplace. The Company is targeting fans of the particular artist, athlete or entertainer creating the NFT who might simply purchase the NFT to support the content creator or to be a part of that creator’s community rather than as an investment. The Marketplace is also marketed to content creators as a place to interact with their fans and build community, not as a place to sell investment products. Many NFT purchasers are purchasing the NFT for their consumptive value – the bragging rights or the aesthetic appeal of the NFT – rather than for investment value. Many purchasers display the NFTs in their homes using digital frames or in virtual galleries.

With regard to the ability of an NFT creator to set a resale fee, this right accrues to the original creator of the NFT and is embedded in the smart contract at the time of minting. The resale fee is then paid to the original creator each time the NFT is resold. Only the original creator of the NFT can collect a resale fee, no subsequent purchasers can add such a feature to the smart contract. The resale fee does not represent a right by the purchaser to receive future cash flows. Any appreciation in the value of an NFT will take into account the amount of any required resale fee. In pricing an NFT, its creator may elect to reduce the purchase price but increase the royalty payment and vice versa.

We believe that two analogies are helpful in understanding this model. The first is traditional IP rights management of content creators. It is common practice for an author to receive a royalty every time his or her book is sold or for a band to receive a royalty every time one of its songs is played on a streaming service. The right to receive a future income stream from the sale or licensing of intellectual property has not been found by the courts or the SEC to be a security in the hands of the content creator. If the content creator tried to fractionalize and sell the future income stream we believe that could be considered a security, but the contractual right to future payments to the content creator has not been found by the courts or the SEC to be a security. Another example is a deed restriction whereby every time a property in a development is sold the homeowners’ association receives a percentage of the sale price as a community maintenance fee. The homeowners’ association’s right to receive a resale fee has not been found by the courts or the SEC to be a security. Similarly, the right of a content creator to receive a fee every time an NFT is resold should be treated under the same regulatory framework and not be deemed a security.

U.S. Securities and Exchange Commission

February 11, 2022

Generally, a pricing model for the sale of goods and services that includes a potential for a future payment does not mean the underlying product or service is a security. This pricing model exists in a wide range of goods and services much like a software license fee based on usage or other variables that result in the payment of future fees. Similarly, a cellular phone provider that charges a fee based in part on data usage is not selling a security when it provides data services to a customer. Ultimately, the value of the NFT stems from the intellectual property of the creator of the artwork or other subject of the NFT.

As with all criteria under the Howey test, taking into consideration the content of the Company’s promotional materials, the facts and circumstances surrounding the creation and ultimate sale of an NFT, the fact that the NFTs are not marketed as an investment but are targeted towards content creators, collectors and end users rather than investors, the Company believes that the NFTs sold on the NFT Marketplace are not securities. The ability to resell the NFT with the seller seeking a resale payment as part of the purchase price does not alter this view. Consequently, the fact that an NFT creator could elect to retain a resale right in the NFT’s underlying smart contract does not translate into whether the creator or a subsequent purchaser had a reasonable expectation of profits when buying the NFT because the purchaser does not benefit in any way from the resale fee, and in fact, such resale fee potentially decreases the price the purchaser will be able to resell the NFT in the future.

Does a purchaser of an NFT rely on the Managerial Efforts of Others?

In assessing whether this factor of the Howey test is met, the central issue is whether the efforts made by those other than the purchaser of an NFT are the significant and essential managerial efforts which affect the failure or success of the enterprise. The Company does not believe this element exists.

Once purchased, the NFT’s seller does not control the NFT any more than an artist or physical art dealer exercises control over a painting after selling it to a customer. Just a like a painting, many NFTs are fully finished products that do not need any further action on the part of the Company or the creator to imbue it with value. In those circumstances, there is no common enterprise with the creator or the Company. The value of such an NFT goes up or down based on the nature of NFT itself and other general market factors independent of the anything done by the creator or the Company. Further, courts have held that where the value of a particular investment fluctuates based on market conditions alone, rather than in response to external managerial efforts of others, that investment is not a security.3 The existence of a resale payment is simply part of the smart contract underlying the NFT and goes to its value as ascribed to it by the purchaser and such payment is not dependent on the managerial efforts of others, in that the NFT creators do not retain any control over the underlying NFT asset.

3 S.E.C. v. Belmont Reid & Co., 794 F.2d 1388, 1391 (9th Cir. 1986) (“To the extent the purchasers relied on the managerial skill of CMC they did so as an ordinary buyer, having advanced the purchase price, relies on an ordinary seller. We therefore agree with the district court that ‘[p]rofits to the coin buyer depended upon the fluctuations of the gold market, not the managerial efforts of CMC.’”); Noa v. Key Futures, Inc., 638 F.2d 77 (9th Cir.1980) (per curiam) (holding that the sale of silver bars was not an investment contract because the expected profits came from market fluctuations); Sinva, Inc. v. Merrill, Lynch, Pierce, Fenner & Smith, Inc., 253 F.Supp. 359, 367 (S.D.N.Y.1966) (holding that contracts to purchase sugar for future delivery were not “investment contracts” because the expected profits came from market fluctuations).

U.S. Securities and Exchange Commission

February 11, 2022

Sales Data:

The Company’s December 31, 2021 numbers for the NFT Marketplace are as follows:

●	36 creators have minted NFTs;
●	730 NFTs were minted;
●	303 NFTs were sold; and
●	The gross transaction value of the sales of all NFTs was 31.1 ETH which is equivalent to approximately $97,000 based on the exchange price as of February 10, 2022.

3.	We note the suite of products you offer called “BLOCK ETXs”. These products look like they may create a separate program that could be viewed as an investment contract. Customers who hold digital assets through a digital asset trading platform can purchase one of these products, which is a computer algorithm through which the customer’s digital assets are managed – i.e., the algorithm takes control of the trading of those digital assets and manages them based on the parameters of the particular algorithm’s trading strategy. The products appear to be a trading program through which customers are relying on the operation of the program to generate profits from the implementation of a particular trading strategy. Even though the underlying instruments may not be securities, the program itself could be a security. Please provide your analysis as to whether the products are securities under Section 2(a)(1) of the Securities Act.

Response:

Although the Company does not believe that the BLOCK ETX products are securities under the Howey test, based on a recent discussion between the Staff and the Company’s securities counsel and the Company’s primary goal of having this resale registration become effective as soon as possible, the Company will preemptively suspend offering its BLOCK ETX products pending further legal analysis regarding how to offer the BLOCK ETXs in a fully compliant manner with the evolving laws and regulatory treatment of such novel products. The Company has updated its website to let new customers know that the BLOCK ETX products will not be available until further notice. The Company will terminate the subscriptions of all existing customers within 30 days.

4.	We reviewed your response to comment 4. Your response and revised disclosure do not address all required disclosures. Therefore, the comment is repeated. Please provide the required disclosures in Note 5. Referencing the impairment expense of $12.1 million recognized for the nine months ended September 30, 2021, please disclose the facts and circumstances leading to the goodwill impairment, the amount of the impairment loss for each reporting unit, and the method for determining fair value for the associated reporting unit. Refer to ASC 350-20-50.

Response: We have amended the footnote 5 disclosure in our unaudited financial statements for the three and nine months ended September 30, 2021, to incorporate the information pertaining to ASC 350-20-50-6, a through d, specifically addressing the facts and circumstances leading to the goodwill impairment, the amount of the impairment loss for each reporting unit, and the method for determining fair value for the associated reporting unit.

U.S. Securities and Exchange Commission

February 11, 2022

5.	Please separately present the material financial statement line item for goodwill impairment recognized of $12.1 million on your pro forma consolidated statement of operations for the nine months ended September 30, 2021. Further, please remove adjustment (2) on pg. F-90 or explain why such adjustment is appropriate.

Response: We have amended our unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2021 to break out into a separate line item, our goodwill impairment that was recognized. In addition, in our unaudited pro forma consolidated statement of operations for the year ended December 31, 2020, we have removed adjustment number (2).

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc: Ernest M. Stern, Esq. (w/encl.)
Encl.